[Letterhead of Sutherland Asbill & Brennan LLP]

March 31, 2014

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Capitala Finance Corp.

Registration Statement on Form N-2 (File No. 333-193374)

Filed on January 15, 2014

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 25, 2014, with respect to the Company’s registration statement on Form N-2, filed with the Commission on January 15, 2014 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comment is set forth below and is followed by the Company’s response. The revisions to the Prospectus referenced in the below response are set forth in Amendment No. 1 to the Registration Statement filed concurrently herewith. Defined terms used but not otherwise defined herein are intended to have the meaning ascribed to them in the Prospectus.

1.	We note your response to prior comment 3 set forth in the Staff’s letter, dated February 11, 2014, pertaining to the Registration Statement (the “Prior Letter”). Please add disclosure to clarify that because the Notes will not be rated by a rating agency, the Notes may be subject to greater volatility than debt with an investment grade rating.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Edward P. Bartz, Esq.

March 31, 2014

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:           Joseph B. Alala, III / Capitala Finance Corp.

John Mahon / Sutherland Asbill & Brennan LLP